IN THE SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

NIRA BLIZINSKY, on behalf of herself and all others similar situated,
Plaintiff,
v.
HEARST-ARGYLE TELEVISION, INC.,
DAVID J. BARRETT, FRANK A. BENACK,
JR., JOHN G. CONOMIKES, KEN J. ELKINS,
VICTOR F. GANZI, GEORGE RANDOLPH
HEARST, JR., WILLIAM RANDOLPH
HEARST, III, BOB MARBUT, GILBERT
MAURER, DAVID PULVER, CAROLINE L.
WILLIAMS and HEARST CORPORATION,

Defendants.

SHAREHOLDER’S CLASS ACTION COMPLAINT

This is a shareholder class action brought by plaintiff on behalf of the public shareholders of Hearst-Argyle Television, Inc. (“HTV” or the ‘‘(“Company”). Plaintiff seeks to enjoin the defendants from causing the company to be acquired by The Hearst Corporation (“Hearst”) for inadequate consideration and pursuant to an inadequate process replete with breaches of fiduciary duty (the “Proposed Transaction”).

Plaintiff, by her attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through her undersigned counsel), except with respect to her ownership of HTV common stock, and her suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

PARTIES

1. Plaintiff is and has been the owner of shares of defendant HTV at all relevant times.

2. Defendant HTV is a corporation organized and existing under the laws of the State of Delaware. HTV maintains its principal offices at 300 West 57th Street, New York, New York, 10019-3789. HTV, together with its subsidiaries, engages in the ownership and operation of-network-affiliated television stations in the United States.

3. As of December 31, 2006, HTV owned approximately 26 television stations and managed 3 television stations, including WMOR-TV, WPBF (TV), and KCWE (TV), as well as 2 radio stations, WBAL (AM) and WIYY (FM). The Company was founded in 1994 and is a subsidiary of The Hearst Corporation (“Hearst”).

4. Defendant Hearst is a privately owned, diversified communications company with interests in magazine, newspaper, book and business publishing as well as interests in television and radio stations, cable television, and syndication. Hearst currently owns approximately 52% of the outstanding HTV Series A common stock and 100% of the HTV Series B common stock, representing a 73% stake in both the outstanding equity and general voting power of HTV.

5. Defendant David J. Barrett (“Barrett”) is President and Chief Executive Officer of HTV and is also a member of the Board of Hearst.

6. Defendant Frank A. Benack, Jr. (“Benack”) is Lead Director of HTV and Vice-Chairman and member of the Board of Hearst.

7. Defendant John G. Conomikes (“Conomikes”) is a Director of HTV and a former Senior Vice-President of Hearst.

8. Defendant Ken J. Elkins (“Elkins”) is a Director of HTV.

9. Defendant Victor F. Ganzi (“Ganzi”) is Chairman of HTV and President and CEO of Hearst.

10. Defendant George Randolph Hearst, Jr. (“Hearst Jr.”) is a Director of HTV, Chairman of Hearst, and President of the Hearst Foundation Inc.

11. Defendant William Randolph Hearst, III (“Hearst III”) is a Director of HTV, member of the board of Hearst, and Vice-President of the Hearst Foundation Inc.

12. Defendant Bob Marbut (“Marbut”) is a Director of HTV.

13. Defendant Gilbert Maurer (“Maurer”) is a Director of HTV and a consultant to Hearst.

14. Defendant David Pulver (“Pulver”) is a Director of HTV.

15. Defendant Caroline Williams (“Williams”) is a Director of HTV.

16. The foregoing individual directors of HTV (collectively the “Director Defendants”), owe fiduciary duties to HTV and its shareholders.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action on her own behalf and as a class action on behalf of all shareholders of defendant HTV (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein (the “Class”).

18. This action is properly maintainable as a class action for the following reasons:

(a) The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of July 23, 2007, there were 93,874,863 shares of HTV stock outstanding (consisting of 52,576,215 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock) owned by thousands of shareholders of record scattered throughout the United States.

(b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

(i) Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of-defendant HTV’s public stockholders;

(ii) Whether the Director Defendants have breached their fiduciary duties owed by them to plaintiff and members of the class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

(iii) Whether defendants have failed to fully disclose the true value of defendant HTV’s sets and earning power and the future financial benefits which Hearst will obtain from the acquisition;

(iv) Whether the Director Defendants have wrongfully failed and refused to seek a purchase of HTV at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of defendant HTV to be acquired by defendant Hearst at an unfair and inadequate price;

(v) Whether defendant Hearst has induced or aided and abetted breaches of fiduciary duty by members of HTV’s Board of Directors;

(vi) Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

(vii) Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

20. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

21. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

FACTUAL BACKGROUND

22. On August 24, 2007, Hearst announced that it intends to commence a tender offer for all of the outstanding shares of HTV Series A Common Stock not already owned by Hearst for $23.50 per share in cash.

23. The offer was announced via a letter addressed to HTV ’s Board of Directors dated the same day.

24. The offer price purportedly represents a premium of approximately 15% over the closing price of HTV’s Series A Common Stock on August 23, 2007, as well as HTV’s average closing price for the last four weeks.

25. The Proposed Transaction will be implemented through a cash tender offer made for the publicly held HTV shares, followed by a cash merger at the same per share price paid in the tender offer.

26. Hearst currently owns approximately 52% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of HTV.

27. The aggregate consideration payable under proposal for the public stake of HTV is approximately $600 million. Following the Proposed Transaction, HTV would become a wholly owned subsidiary of Hearst.

28. Hearst announced that the Proposed Transaction will be irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A Common Stock not held by Hearst and certain other related persons. In addition, unless waived, the Proposed Transaction will also be conditioned upon Hearst owning at least 90% of the outstanding HTV shares after the offer expires. The Proposed Transaction will not be conditioned on Hearst obtaining any financing.

29. Hearst reported that it expects to commence the tender offer “in early September 2007” and that it will mail offering materials to HTV shareholders at that time.

30. While the offer price reportedly presents a 15% premium to HTV’s shareholders, HTV shares currently trade above $25 per share, more than 6% above the Proposed Transaction’s offer price.

31. The Wall Street Journal noted that “investors are expecting a sweetened bid.”

32. Investors’ expectations are not surprising. In fact, HTV’s stock price reached $28.16 per share within the past-year almost 20% above the Proposed Transaction’s offer price.

33. HTV’s recent share price decline can be traced to its announcement of second quarter 2007 financial results. Specifically, on July 2, 2007, HTV reported a 32% drop in its second quarter results. HTV shares lost a significant portion of their value as a result of the announcement.

34. Hearst’s announcement concerning the Proposed Transaction comes at an opportune time for Hearst, when HTV’s shares have been negatively affected by a single poor financial quarter.

35. According to James Goss, an analyst at Barrington Research in Chicago, Hearst “viewed [this] as an opportune time,” to offer to purchase the remaining outstanding shares of HTV because of HTV’s recent announcement and its related decline in share price dropping below $20 in recent weeks.

36. In fact, analysts believe that HTV’s recent profit woes are merely a short-term situation due to the cyclical nature of HTV’s advertising revenue stream. According to Bloomberg News, Mr. Goss noted as follows: “Ad revenue declined from last year, when the U.S. mid-term Congressional elections boosted political ads . . . . Sales will increase as the 2008 election campaigns heat up . . . . (Emphasis added).

37. A July 27, 2007 research report from Deutsche Bank supports Mr. Goss’s conclusions. Deutsche Bank projected $25 million in political advertising, and noted that “the early primary states will be particular prizes this year . . . management said on the 2Q call that it has already received sizeable web-only buys from the Obama and Giuliani campaigns.” Deutsche Bank predicted that “several of HTV’s stations are likely to start receiving heavy buys as far as 15 weeks ahead of the primary date, while others . . . could receive this type of spending up to 10 weeks out.” Deutsche Bank concluded that “substantial political spending would fall in 4Q07.”

38. Deutsche Bank also noted that “investors may not fully appreciate the potential of HTV’s online strategy” and pointed out that HTV’s internet strategy is a potential source of significant income in future quarters due to its partnership with YouTube and its new director of operations.

39. The July 26, 2007 progress report from Barrington Research concludes that HTV is poised to rebound from its weak second quarter, and also noted the potential growth in HTV’s internet segment: “We feel the story remains intact, with new opportunities in the digital space and the potential for retransmission dollars among the positive elements.” Barrington set a target price of $28 per share.

40. The Proposed Transaction is wrongful, unfair and harmful to HTV’s public stockholders, the Class members, and represents an attempt by defendants to aggrandize the personal and financial positions and interests of board members at the expense of and to the detriment of the stockholders of the Company. The Proposed Transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of defendant Hearst at an unfair and inadequate price.

CAUSE OF ACTION AGAINST ALL DEFENDANTS

41. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of HTV and put their own personal interests and the interests of defendant Hearst ahead of the interests of the HTV public, shareholders and have used their control positions as officers and directors of HTV for the purpose of reaping personal gain for board members at the expense of HTV’s public shareholders.

42. The Director Defendants failed to: (1) undertake an adequate evaluation of HTV’s worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance HTV’s value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose HTV to the marketplace in an effort to create an active and open auction for HTV; or (4) act independently so that the interests of public shareholders would be protected.

43. Instead, defendants have set an acquisition price for the shares of HTV stock that does not reflect the true value of HTV and without an appropriate premium.

44. While the Director Defendants or HTV should seek out other possible purchasers of the assets of HTV or its stock in a manner designed to obtain the highest possible price for HTV’s shareholders, or seek to enhance the value of HTV for all its current shareholders, they have instead wrongfully allowed Hearst to obtain the valuable assets of HTV at a bargain price, which under the circumstances here, disproportionately benefits Hearst. In fact, almost every member of HTV’s board also serves in some capacity with Hearst.

45. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to HTV’s public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the HTV public stockholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of HTV’s valuable assets, future earnings and profitable businesses to the same extent as they would as HTV’s shareholders.

46. In contemplating, planning and/or completing the foregoing specified acts and in pursuing and structuring the Proposed Transaction, defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

47. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of HTV and because are in possession of private corporate information concerning HTV’s businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of HTV which makes it inherently unfair to HTV’s public shareholders. 48. Defendant Hearst has acted and is acting with knowledge or with reckless disregard that the other defendants are in breach of their fiduciary duties to HTV’s public shareholders and have participated in such breaches of fiduciary duties by the directors of HTV and thus are liable as aiders and abettors.

49. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to HTV and its public shareholders.

50. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of HTV’s assets and business in exchange for their HTV’s shares, and have been and will be prevented from obtaining a fair price for their shares of HTV common stock.

51. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

52. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring that this action may be maintained as a class action;

B. Declaring that the Proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

C. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed merger of defendant HTV with defendant Hearst at a price that is not fair and equitable;

D. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post judgment interest;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

F. Granting such other and further relief as may be just and proper.

WOLF HALDENSTEIN ADLER
FREEMAN HERZ L.L.P.

By:	/s/ Daniel W. Krasner
Daniel W. Krasner
Gregory M. Nespole
Gustavo Bruckner
Matthew M. Guiney
270 Madison Avenue
New York, New York 10016
(212) 545-4600

Dated: August 27, 2007

LAW OFFICE OF
JACOB T. FOGEL, P.C.
Jacob T. Fogel
32 Court Street — Suite # 602
Brooklyn, New York 11201

Attorneys for Plaintiff